364 West 10th Street, Inc.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
August 7, 2017

364 West 10th Street, Inc.
Index to Financial Statement
(unaudited)

Pages


364 West 10th Street, Inc.
BALANCE SHEET
AS OF AUGUST 7, 2017
(unaudited)


$171,230

Assets   _____
Current assets
 Cash $_____
   Current assets
                                                      $171,230
      Total assets $_____

Liabilities and Members' Equity: **$0**
   Total liabilities

Liabilities and Members' Equity
     Total liabilities $0

Commitments and contingencies (Note 3)

Shareholders' Equity: **171,230**
Shareholders's equity   **171,230**
Total liabilities and shareholders's equity $171,230


2


NOTES TO THE BALANCE SHEET
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

364 West 10th Street, Inc. was formed on August 7, 2017 ("Inception") in the State of Delaware.   The balance sheet of 364 West 10th Street, Inc.) which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Bernardino, Ca.

364 West 10th Street, Inc. (the "Company") is a Delaware Corporation, organized on 6/6/2017 for the purpose of acquiring, developing, marketing, and reselling certain real property located in San Bernardino County (the "Property").

Going Concern and Management's Plans
We have only recently formed the Company and have no operating history. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, cash flows from operations, member contributions and loans, and/or debt and financing (through a private offering). There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition, changes in consumer taste, or changes in local governmental policy. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes
The Company is taxed as a Corporation ("Inc"). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company

will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Property Valuation
Property is valued at the fair market value based upon comparable sales in the same geographic market and have not been adjusted for depreciation.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – SHAREHOLDERS' EQUITY

NOTE 5 – SUBSEQUENT EVENTS

8/14/17

I, Estela Mata, certify that:

(1) The financial statements of 364 W 10th Street, Inc.
 included in this Form are true and complete in all material respects.

Estela Mata

Estela Mata

CEO

364 West 10th Street, Inc.

FINANCIAL STATEMENT (UNAUDITED)

AS OF
August 7, 2017

364 West 10th Street, Inc.
Index to
Financial
Statement
(unaudited)


364 West 10th Street, Inc.
BALANCE SHEET
AS OF AUGUST 7,
2017
(unaudited)


	$171,230
Assets Current assets	_____
Cash	$_____
Current assets	**$171,230**
Total assets	$_____

| **Liabilities and Members' Equity:** | **$0** |
| Total liabilities | |

| **Liabilities and Members' Equity** | |
| Total liabilities | $0 |

Commitments and contingencies (Note 3)

Shareholders' Equity:	**171,230**
Shareholders's equity	**171,230**
Total liabilities and shareholders's equity	$171,230

NOTE 1 – NATURE OF OPERATIONS

364 West 10th Street, Inc. was formed on August 7, 2017 ("Inception") in the State of Delaware. The balance sheet of 364 West 10th Street, Inc.) which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Bernardino, Ca.

364 West 10th Street, Inc. (the "Company") is a Delaware Corporation, organized on 6/6/2017 for the purpose of acquiring, developing, marketing, and reselling certain real property located in San Bernardino County (the "Property").

Going Concern and Management's Plans
We have only recently formed the Company and have no operating history. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, cash flows from operations, member contributions and loans, and/or debt and financing (through a private offering). There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition, changes in consumer taste, or changes in local

3

governmental policy. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes
The Company is taxed as a Corporation ("Inc"). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company

will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Property Valuation
Property is valued at the fair market value based upon comparable sales in the same geographic market and have not been adjusted for depreciation.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – SHAREHOLDERS'

EQUITY NOTE 5 – SUBSEQUENT

EVENTS

8/14/17

I, Estela Mata, certify that:

(1) The financial statements of 364 W 10th Street, Inc.
 included in this Form are true and complete in all material respects.

Estela Mata

Estela Mata

CEO

364 West 10th Street, Inc.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
August 7, 2017

364 West 10th Street, Inc.
Index to Financial Statement
(unaudited)


364 West 10th Street, Inc.
BALANCE SHEET
AS OF AUGUST 7, 2017
(unaudited)


	$171,230
Assets	
Current assets	
Cash	$
Current assets	
	$171,230
Total assets	$

Liabilities and Members' Equity:	**$0**
Total liabilities	

Liabilities and Members' Equity	
Total liabilities	$0

Commitments and contingencies (Note 3)

Shareholders' Equity:	**171,230**
Shareholders's equity	**171,230**
Total liabilities and shareholders's equity	$171,230

NOTE 1 – NATURE OF OPERATIONS

364 West 10th Street, Inc. was formed on August 7, 2017 ("Inception") in the State of Delaware. The balance sheet of 364 West 10th Street, Inc.) which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Bernardino, Ca.

364 West 10th Street, Inc. (the "Company") is a Delaware Corporation, organized on 6/6/2017 for the purpose of acquiring, developing, marketing, and reselling certain real property located in San Bernardino County (the "Property").

Going Concern and Management's Plans
We have only recently formed the Company and have no operating history. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, cash flows from operations, member contributions and loans, and/or debt and financing (through a private offering). There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition, changes in consumer taste, or changes in local governmental policy. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes
The Company is taxed as a Corporation ("Inc"). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company

will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Property Valuation
Property is valued at the fair market value based upon comparable sales in the same geographic market and have not been adjusted for depreciation.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – SHAREHOLDERS' EQUITY

NOTE 5 – SUBSEQUENT EVENTS